Policy Regarding the Recoupment of Certain Compensation Payments
As Amended and Restated as of October 26, 2023
If Healthpeak Properties, Inc. (the “Company”) is required to prepare an accounting restatement due to material noncompliance by the Company with any financial reporting requirement under U.S. securities law (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Company shall recover reasonably promptly the amount of any erroneously awarded “Incentive-Based Compensation” (as defined below) from each “Covered Individual” (as defined below) pursuant to this Policy Regarding the Recoupment of Certain Compensation Payments (the “Policy”), unless an exception set forth below applies.
Incentive-Based Compensation shall be considered “erroneously awarded” under this Policy to the extent such Incentive-Based Compensation (1) is received by the Covered Individual on or after the effective date of Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual and while the Company has a class of securities listed on a national securities exchange or a national securities association, (2) is received by the Covered Individual during the last three complete fiscal years preceding the date that the Company is required to prepare the accounting restatement (and any transition period applicable to a change in the Company’s fiscal year as required by NYSE listing rules), and (3) the amount of such received Incentive-Based Compensation exceeds the amount of the Incentive-Based Compensation that would have been received by the Covered Individual had it been determined based on the restated financial results (with such Incentive-Based Compensation computed in each case without regard to any taxes paid). For purposes of this Policy, the date that the Company is required to prepare the accounting restatement is the earlier to occur of (A) the date the Company’s Board of Directors (the “Board”), or a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such accounting restatement, or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare such accounting restatement.
For purposes of this Policy, Incentive-Based Compensation is considered “received” by a Covered Individual in the Company’s fiscal period during which the “Financial Reporting Measure” (as defined below) applicable to the Incentive-Based Compensation is attained, even if the payment of the Incentive-Based Compensation occurs after the end of that fiscal period. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount of erroneously awarded compensation will be determined by the Compensation and Human Capital Committee of the Board (the “Committee”) based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received. The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE as required by NYSE listing rules. If the erroneously awarded Incentive-Based Compensation consists of shares (including share-denominated equity awards), profits interest units or stock options that are still held by the Covered Individual at the time of recovery, the recoverable amount is the number of shares, profits interest units or stock options received in excess of the number of shares, profits interest units or stock options that would have been received based on the accounting restatement (or the value of that excess number). If the stock options have been exercised but the underlying shares have not been sold, the recoverable amount is the number of shares underlying the excess stock options based on the restatement (or the value thereof). If the shares have been sold, the recoverable amount is the proceeds that were received in connection with the sale of the excess number of shares. Amounts credited under plans (other than tax-qualified plans for which the exception set forth below applies) based on erroneously awarded Incentive-Based Compensation and any accrued earnings thereon are also recoverable under this Policy.
The Company shall not be required to recover erroneously awarded Incentive-Based Compensation under this Policy if the Committee has made a determination that recovery would be impracticable and any of the following conditions are met: (1) after making a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered (documentation evidencing the reasonable attempt to recover the erroneously awarded Incentive-Based Compensation must be maintained and provided to the NYSE as required by NYSE listing rules), or (2) the recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Internal Revenue Code Section 401(a)(13) or Internal Revenue Code Section 411(a) and the regulations thereunder.
For purposes of this Policy, the following definitions will apply:
•“Covered Individual” means any current or former officer of the Company who is or was subject to Section 16 of the Securities Exchange Act of 1934, as amended, at any time during the applicable performance period for the relevant Incentive-Based Compensation, regardless of whether such individual continues to hold such position or continues to be employed by the Company or any of its subsidiaries.
•“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
•“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure (including, for purposes of this Policy, stock price and total shareholder return). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.
This Policy is intended to comply with the requirements of Rule 10D-1 promulgated by the Securities and Exchange Commission and the related listing rules of the NYSE, and the terms hereof shall be construed consistent with that intent. This Policy does not limit any other remedies the Company may have available to it in the circumstances, which may include, without limitation, dismissing an employee or initiating other disciplinary procedures. The provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 (applicable to the Chief Executive Officer and Chief Financial Officer only) and other applicable laws. The Company shall not indemnify any Covered Individual against the loss of erroneously-awarded Incentive-Based Compensation that is recovered by the Company pursuant to this Policy.
    The Committee shall have the sole authority to construe and interpret this Policy and to make all determinations required to be made pursuant to this Policy. Any such construction, interpretation or determination by the Committee shall be final and binding. The Committee (or the Board) may revise this Policy from time to time.